SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2005

AIR FRANCE–KLM

(translation of registrant’s name into English)

45, rue de Paris, 95747 Roissy-CDG Cedex. France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

7 December 2005

NOVEMBER 2005 TRAFFIC

Excellent performance in passenger activity: sharp increase in both traffic (up 12.2%) and load factor (up 2.9 points to 78.6%)

Passenger operations

In November Air France-KLM posted a further strong increase in both activity levels and traffic revenues, confirming the buoyant trading environment of previous months and the positive trend in bookings for the forthcoming months.

Traffic increased sharply by 12.2% on 8.0% higher capacity. The load factor improved significantly: up 2.9 points to 78.6%. The number of passenger carried increased by 9.2% to 5.5 million.

The Americas posted a particularly dynamic level of activity, with traffic rising 17.3% on 10.8% higher capacity. The load factor reached 85.5%, up 4.7 points.

Activity on Asian routes remained buoyant, with traffic increasing by 15.5% on 11.3% higher capacity. The load factor gained 3.0 points to reach 83.1%.

On the Africa & Middle-East network, traffic increased by 14.1% while capacity was up 11.1%. The load factor rose 2.0 points to reach 75.1%, thanks notably to the strong performance of the Middle-East sector.

On the Caribbean & Indian Ocean sector, traffic decreased by 1.5% on 2.7% higher capacity. Although down 3.5 points, the load factor stood at the still high level of 81.0%.

The European network continued to post record levels of activity with traffic increasing sharply (up 8.9%) on 2.6% higher capacity. Load factor rose significantly (up 3.9 points) to reach 66.7%.

Cargo operations

In November, cargo activity posted a 3.5% increase in traffic while capacity was up 7.9%. The load factor declined 2.9 points to 69.3%.

Web site: www.airfranceklm-finance.com

Investor contact: Dominique Barbarin – +33 (0)1 41 56 88 60 – dobarbarin@airfrance.fr

Analyst contact: Fabrice Andriveau – +33 (0)1 41 56 72 59 – faandriveau@airfrance.fr

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STATISTICS

Passenger operations (millions)

	November			Cumulative
Total Group	2005	2004	%	2005-06	2005	2004
Passengers carried (000)	5,503	5,038	9.2%	48,203	45,275	6.5%
Revenue pax-kilometers (RPK)	14,932	13,313	12.2%	128,056	118,113	8.4%
Available seat-kilometers (ASK)	18,992	17,591	8.0%	157,222	149,109	5.4%
Passenger load factor (%)	78.6%	75.7%	2.9	81.4%	79.2%	2.2

Europe (including France)
Passengers carried (000)	3,836	3,573	7.4%	34,004	32,218	5.5%
Revenue pax-kilometers (RPK)	2,888	2,653	8.9%	26,567	24,883	6.8%
Available seat-kilometers (ASK)	4,331	4,223	2.6%	36,682	36,006	1.9%
Passenger load factor (%)	66.7%	62.8%	3.9	72.4%	69.1%	3.3

America (North and South)
Passengers carried (000)	634	541	17.0%	5,891	5,265	11.9%
Revenue pax-kilometers (RPK)	4,723	4,027	17.3%	43,068	38,454	12.0%
Available seat-kilometers (ASK)	5,523	4,985	10.8%	49,353	44,509	10.9%
Passenger load factor (%)	85.5%	80.8%	4.7	87.3%	86.4%	0.9

Asia / Pacific
Passengers carried (000)	390	331	17.5%	3,087	2,780	11.0%
Revenue pax-kilometers (RPK)	3,383	2,929	15.5%	27,075	24,525	10.4%
Available seat-kilometers (ASK)	4,072	3,658	11.3%	31,600	30,082	5.0%
Passenger load factor (%)	83.1%	80.1%	3.0	85.7%	81.5%	4.2

Africa & Middle East
Passengers carried (000)	399	345	15.5%	3,234	2,984	8.4%
Revenue pax-kilometers (RPK)	2,119	1,857	14.1%	16,779	15,431	8.7%
Available seat-kilometers (ASK)	2,821	2,540	11.1%	21,627	19,778	9.3%
Passenger load factor (%)	75.1%	73.1%	2.0	77.6%	78.0%	-0.4

Caribbean-Indian Ocean
Passengers carried (000)	245	247	(1.1%)	1,988	2,028	(2.0%)
Revenue pax-kilometers (RPK)	1,818	1,846	(1.5%)	14,567	14,820	(1.7%)
Available seat-kilometers (ASK)	2,244	2,184	2.7%	17,960	18,734	(4.1%)
Passenger load factor (%)	81.0%	84.5%	-3.5	81.1%	79.1%	2.0

Cargo operations (millions)

	November			Cumulative
Total Group	2005	2004	%	2005-06	2005	2004
Revenue tonne-km (RTK)	963	930	3.5%	7,190	7,043	2.1%
Available tonne-km (ATK)	1,390	1,289	7.9%	11,002	10,315	6.7%
Cargo load factor (%)	69.3%	72.2%	-2.9	65.3%	68.3%	-2.9

Europe (including France)
Revenue tonne-km (RTK)	7	7	(3.8%)	57	67	(13.8%)
Available tonne-km (ATK)	42	44	(4.4%)	376	394	(4.4%)
Cargo load factor (%)	17.0%	16.9%	0.1	15.2%	16.9%	-1.7

America (North and South)
Revenue tonne-km (RTK)	311	314	(0.9%)	2,433	2,397	1.5%
Available tonne-km (ATK)	453	421	7.5%	3,797	3,492	8.7%
Cargo load factor (%)	68.6%	74.5%	-5.8	64.1%	68.6%	-4.6

Asia / Pacific
Revenue tonne-km (RTK)	507	486	4.3%	3,693	3,575	3.3%
Available tonne-km (ATK)	669	617	8.5%	5,035	4,726	6.5%
Cargo load factor (%)	75.8%	78.8%	-3.0	73.3%	75.6%	-2.3

Africa & Middle East
Revenue tonne-km (RTK)	91	78	17.9%	646	636	1.5%
Available tonne-km (ATK)	143	125	14.1%	1,101	1,026	7.3%
Cargo load factor (%)	64.0%	61.9%	2.0	58.7%	62.0%	-3.3

Caribbean-Indian Ocean
Revenue tonne-km (RTK)	46	45	2.4%	360	368	(2.0%)
Available tonne-km (ATK)	83	82	2.1%	693	677	2.4%
Cargo load factor (%)	55.7%	55.6%	0.2	52.0%	54.3%	-2.3

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Forward-Looking Statements

The information herein contains forward-looking statements about Air France-KLM and its business. These forward looking statements, which include, but are not limited to, statements concerning the financial condition, results of operations and business of Air France KLM are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Air France-KLM’s control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including, among others: the expected synergies and cost savings between Air France and KLM may not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; increases in aircraft fuel prices; and other economic, business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in Air France-KLM’s Securities and Exchange Commission filings, including its Annual Reports on Form 20-F for the year ended March 31, 2005. Air France-KLM undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN AIR FRANCE KLM’S REGISTRATION STATEMENT ON FORM F-3 (REGISTRATION STATEMENT NO. 333-114188), AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.ss

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

Air France–KLM

Date: December 7, 2005	By	/s/ Dominique Barbarin
	Name:	Dominique Barbarin
	Title:	Head of Investor Relations